                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

Commission  File  Number:  000-28659

     Notification  of  Late  Filing

(Check  One):

[  ]  Form  10-K  [  ]  Form  20-F  [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For  Period  Ended:   March  31,  2002

 [  ]  Transition  Report  on  Form  10-K
 [  ]  Transition  Report  on  Form  20-F
 [  ]  Transition  Report  on  Form  11-K
 [  ]  Transition  Report  on  Form  10-Q
 [  ]  Transition  Report  on  Form  N-SAR

 For  the  Transition  Period  Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I - Registrant Information
                         -------------------------------

                            Q-NET TECHNOLOGIES, INC.
                            ------------------------
                             Full Name of Registrant

                                QINNET.COM, INC.
                                ----------------
                            Former Name if Applicable

                         Suite 3500, 1600 Market Street
                         ------------------------------
            Address of Principal Executive Office (Street and Number)

                        Philadelphia, Pennsylvania  19103
                        ---------------------------------
                            City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)
                        ---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has  been  attached  if  applicable.


                              Part III - Narrative
                              --------------------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

Management was unable to obtain the business information necessary to complete the preparation of the Company's interim financial statements for the three months ended March 31, 2002 and the review of these financial statements by the Company's auditors in time for filing. Such information is required in order to prepare a complete filing. As a result of this delay, the Company is unable to file its quarterly report on Form 10-QSB within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

                           Part IV - Other Information
                           ---------------------------

(1) Name and telephone number of person to contract in regard to this notification.

Michael  Cane          702          312-6255
-------------        ------------   --------
(Name)               (Area  Code)   (Telephone  Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes  [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Q-NET TECHNOLOGIES, INC.
                            ------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May  15,  2002    By: /s/  Fredric R. Mann II
                         _____________________________
                         FREDRIC  R.  MANN  II
                         Chief  Executive  Officer,
                         Chief  Financial  Officer  and
                         Director




                                       3